Exhibit 19.1

DATADOG INSIDER TRADING POLICY

Insider trading laws prohibit buying or selling securities of a public company (like Datadog) when possessing “material non-public information” (MNPI)1. To that end, Datadog has adopted this Insider Trading Policy which applies to all employees, officers and directors worldwide of Datadog, Inc. and its subsidiaries as well as anyone living with you (friends or family) and to any entities whose transactions in securities you control. If Datadog itself transacts in Datadog securities, it must also comply with applicable laws and regulations relating to insider trading.

Violations of insider trading laws risk serious legal consequences (including prison) and violations of this Policy risk Datadog disciplinary action (including termination).

YOUR RESPONSIBILITY

Comply with this Policy and applicable laws. Know that trading during the designated window does not ensure protection. You should always exercise good judgment and when in doubt, ask.

RESTRICTIONS

●Never buy, sell, transfer or gift Datadog securities when you possess MNPI
○You may not buy, sell, transfer or gift Datadog securities while possessing MNPI.
○During a blackout period, this prohibition is absolute with no exceptions other than as follows, even for small amounts, even when you don’t actually have MNPI or where you consider it irrelevant, and even if you’re experiencing economic hardship:
■Cash exercise of stock options (but not the sale of any acquired shares)
■Trading in mutual funds or ETFs that happen to hold Datadog stock
■Trading through Company-approved, pre-set trading plans (10b5-1 plans)
■Sale of shares by Datadog to satisfy tax withholding obligations upon the vesting of equity awards in accordance with its mandatory “sell to cover” policy
■Purchase of stock under Datadog’s Employee Stock Purchase Plan (but not the sale of any acquired shares)
●Never improperly disclose MNPI
1 There is no bright-line test for determining what information constitutes MNPI, but it will typically include any news about Datadog, negative or positive, that has not yet been made public and which could impact our stock price (for example, financial results and forecasts, changes to our senior management, operations or strategy and significant acquisitions, litigation, security incidents, product releases or customer contracts). Information will be considered public under this policy only after one trading day has passed after a Company press release, a filing with the Securities and Exchange Commission or other official public Company statement. Rumors in the press or on social media are not considered public.

○Disclosing MNPI to someone within Datadog whose job does not require them to have that information or to someone outside of Datadog or recommending that someone buy or sell Datadog stock while you are in possession of MNPI even without disclosing MNPI, exposes you to the risk of liability for insider trading.
●Never buy, sell or transact in securities of other public companies when you possess MNPI about that company
○In rare instances for most employees, you may get access to MNPI about other public companies or information that could affect the stock price of that company, for example in discussions with customers or vendors, or in the context of an M&A transaction. The information you gain may not only be considered MNPI of these companies, but also their competitors or businesses with close relationships to these companies. If you’re ever unsure if you have MNPI, confirm with ****@datadoghq.com.
●Never engage in any hedging2 or derivative transactions or short sales, even in an open trading window, and never pledge Datadog stock as collateral for loans
○Hedging transactions are prohibited because they permit you to own Datadog stock without the full risks and rewards of ownership.
○Pledging Datadog securities or purchasing Datadog securities on margin is prohibited because it could result in a scenario where your Datadog securities are sold without your consent during a blackout period.
TRADING WINDOWS AND BLACKOUT PERIODS
Near the end of each quarter, some individuals will have a sense of our financial results while the public does not. To avoid any risk of insider trading or even the appearance of it, you are restricted from buying, selling, transferring or gifting Datadog securities during quarterly blackout periods.

Our quarterly blackout periods begin after the trading day on the 15th of every March, June, September and December and end one full trading day after we announce earnings for the quarter.

At certain times (and in rare instances for most employees), we may need to close the trading window outside of the quarterly blackout periods. In most cases you can rely on Datadog Legal to inform you of the need to refrain from trading outside of a quarterly blackout period. However, the legal responsibility lies with you, so if you’re ever unsure if you have MNPI, confirm with ****@datadoghq.com.

While your Datadog E*TRADE account is set up to prevent you from trading during a quarterly blackout period, you must always monitor your own compliance particularly if you’ve moved any
2 This includes options, warrants, puts and calls, prepaid variable forward contracts, equity swaps, collars, and exchange funds, or similar instruments as well as any other transaction designed to hedge or offset any decrease in the market value of Datadog’s equity securities.

securities outside of your E*TRADE account. You must cancel any standing or limit orders when the trading window closes.

If your employment with Datadog ends during a quarterly blackout period, you will be subject to the remainder of that trading blackout period.
TRADING PLANS

Company-approved, pre-set trading plans (10b5-1 plans) may be set up to trade during blackout periods. The strict requirements make this an unattractive option for many employees. However, if you understand the requirements and still wish to adopt a 10b5-1 plan, please contact ****@datadoghq.com for instructions.

PRE-CLEARANCE

Even during an open trading window, directors, officers and other individuals specifically notified by Datadog management must obtain pre-clearance of the transaction from Datadog’s Chief Financial Officer or General Counsel or their designee at least two business days in advance of the proposed transaction. Pre-cleared transactions not completed within two business days will require new pre-clearance. Datadog may choose to shorten this period.

QUESTIONS

If you have any questions regarding this Policy, its application to a proposed transaction, or concerns about a potential violation of this Policy, email ****@datadoghq.com.

You may also anonymously report concerns by phone (****) or online to the Datadog Ethics Helpline. For toll-free calling from outside of the U.S., visit ********.